UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                          Chock Full O'Nuts Corporation
          -------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                    170268106
          -------------------------------------------------------------
                                 (CUSIP Number)


          Mr. Norman E. Alexander     George Lander, Esq.
          c/o Sequa Corporation       c/o Morse, Zelnick, Rose & Lander
          200 Park Avenue             450 Park Avenue
          New York, New York 10166    New York, New York 10022
          (212) 986-5500              (212) 838-4175
          -------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 24, 1999
          -------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following page)


                              (Page 1 of 6 Pages)

CUSIP No. 170268106                   13D                      Page 2 of 6 pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person


      Norman E, Alexander  ###-##-####
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      AF
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      USA
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               267,845
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             311,434
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        267,845
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        311,434
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      579,279
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      5.348%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      IN
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 170268106                   13D                      Page 3 of 6 pages
--------------------------------------------------------------------------------
1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person


      Galleon Syndication Corporation  #13-3150821
--------------------------------------------------------------------------------
2     Check the Appropriate Box If a Member of a Group
                                                                         a.  |_|
                                                                         b.  |_|
--------------------------------------------------------------------------------
3     SEC Use Only

--------------------------------------------------------------------------------
4     Source of Funds

      WC
--------------------------------------------------------------------------------
5     Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                  7     Sole Voting Power
  Number of
   Shares               0
Beneficially            --------------------------------------------------------
  Owned By        8     Shared Voting Power
    Each
  Reporting             311,434
   Person               --------------------------------------------------------
    With          9     Sole Dispositive Power

                        0
                        --------------------------------------------------------
                  10    Shared Dispositive Power

                        311,434
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Each Reporting Person

      311,434
--------------------------------------------------------------------------------
12    Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares  |_|


--------------------------------------------------------------------------------
13    Percent of Class Represented By Amount in Row (11)

      2.875%
--------------------------------------------------------------------------------
14    Type of Reporting Person

      CO
--------------------------------------------------------------------------------

                    SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1 Security and Issuer

      The class of security to which this statement relates is the Common Stock, par value $.25 per share (the "Common Stock"), of Chock Full O'Nuts Corporation, a New York corporation (the "Issuer") with principal offices located at 370 Lexington Avenue, New York, New York 10017.

Item 2 Identity and Background

      (a)-(f) This statement is filed on behalf of Galleon Syndication Corporation, a Delaware corporation ("Galleon"), and Norman E. Alexander ("Alexander") to report both the acquisition by Galleon of beneficial ownership of Common Stock and the beneficial ownership of Common Stock of Alexander of the Issuer. Alexander is the owner of all of the outstanding shares of the stock of Galleon.

      The business address of Galleon is 200 Park Avenue, New York, New York 10166 and the address of Alexander is c/o Sequa Corporation, 200 Park Avenue, New York, New York 10166. Galleon is in the business of insurance underwriting and is a member of the New York Insurance Exchange. Information as to the name, business address, present principal occupation and citizenship of each director and executive officer of Galleon is annexed hereto as Schedule "A". Alexander's principal employment is Chairman and Chief Executive Officer of Sequa Corporation, an international diversified manufacturer principally in the aerospace industry. Alexander is also the sole director and President of Galleon. Alexander is currently the Chairman of the Board of Directors of the Issuer and has been a director of the Issuer since 1982.

      Neither Galleon nor Alexander, nor, to the best of Galleon or Alexander's knowledge, any officer or director of Galleon, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Alexander is a United States citizen.

Item 3 Source and Amounts of Funds or Other Consideration

      The funds used by Galleon to acquire the shares were funds available from the working capital of Galleon.

Item 4 Purpose of Transaction

      Galleon acquired the shares of Common Stock of the Issuer for the purpose of acquiring an investment in the Company. Galleon does not have any present plans or prospects with respect to the Company of the kind set forth under Item 4 of Schedule 13D.

Item 5 Interest in the Securities of the Issuer

      (a) The aggregate number of shares of Common Stock which are beneficially owned by Alexander is 579,279, representing 5.348% of the 10,830,922 shares of such class reported to be outstanding in the Issuer's most recent Quarterly Report on Form 10Q. Of the shares beneficially owned by Alexander, 266,550 are owned by The Stuart Krinsly and Gertrude Rosenkranz TTEE 5/6/97 Norman E. Alexander Grantor Retained Annuity Trust, a trust organized under the laws of the state of New York ("Trust"). Pursuant to the terms of the Trust, Alexander has the right to acquire all 266,550 shares owned by the Trust by delivering to the Trust consideration equal to the fair market value of such shares at the time of Alexander's acquisition. The aggregate number of shares of Common Stock which are beneficially owned by Galleon is 311,434, representing 2.875% of the 10,830,922 shares of such class reported to be outstanding in the Issuer's most recent Quarterly Report on Form 10Q.

      (b) Both Galleon and Alexander may be deemed to have shared power to vote and shared power to dispose of 311,434 shares. Alexander is deemed to have sole power to vote and sole power to dispose of 267,795 shares.

      (c) On February 24, 1999, Galleon purchased 266,500 shares covered by this statement by purchase in the open market at a price of $5.00 per share. On February 24, 1999, the Trust purchased 266,500 shares covered by this statement by purchase in the open market at a price of $5.00 per share. As described in 5(a) above, Alexander has the right to acquire the shares purchased by the Trust.

      (d) No person other than those named in Item 5(a) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this statement.

      (e)   Not applicable.

Item 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

      Alexander is currently the Chairman of the Board of Directors of the Issuer and has been a director of the Issuer since 1982. However, he has not been elected a director of the Issuer by virtue of any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, none of which exist. As for Galleon and Alexander, no contracts, arrangement, understandings or relationships exist between these parties with respect to any securities of the Issuer.

Item 7 Materials to be filed as Exhibits

      Exhibit 1 - Agreement between Galleon and Alexander pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

                                    Signature

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 1999

                                   Galleon Syndication Corporation


                                   By: /s/ Norman E. Alexander
                                       ---------------------------------
                                       Norman E. Alexander, President


                                   By: /s/ Norman E. Alexander
                                       ---------------------------------
                                       Norman E. Alexander

                                                                       Exhibit A

March 1, 1999

                       EXECUTIVE OFFICERS & DIRECTORS OF
                         GALLEON SYNDICATE CORPORATION*

Name & Position
  (w/Galleon)             Business Address          Present Principal Occupation
  -----------             ----------------          ----------------------------

Norman E. Alexander       Sequa Corporation         Chairman & CEO of Sequa, an
President & Sole          200 Park Avenue           international diversified
Director                  New York, NY 10166        manufacturer principally in
                                                    the aerospace industry.

Jeffrey S. Passis         Eastgate Management Inc.  Vice President of Eastgate
Vice President            44 Wall Street            reinsurance consultants and
  & Treasurer             New York, NY 10005        run-off managers.

Stuart Z. Krinsly         Sequa Corporation         Sr. Executive Vice President
Assistant Secretary       200 Park Avenue           and General Counsel of Sequa
                          New York, NY 10166        an international diversified
                                                    manufacturer principally in
                                                    the aerospace industry.

Gert Rosen                Sequa Corporation         Administrative Assistant to
Assistant Treasurer       200 Park Avenue           Chief Executive Officer of
                          New York, NY 10166        Sequa Corp, an international
                                                    diversified manufacturer
                                                    principally in the aerospace
                                                    industry.

David Wallis              Eastgate Management Inc.
Secretary                 44 Wall Street
                          New York, NY 10005

* All of the above named persons are United States citizens.

Exhibit 1

      Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement on
Schedule 13D to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth hereinbelow.

                                   Galleon Syndication Corporation


                                   By: /s/ Norman E. Alexander
                                       ---------------------------------
                                       Norman E. Alexander, President


                                   By: /s/ Norman E. Alexander
                                       ---------------------------------
                                       Norman E. Alexander